UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of report: May 15, 2014

Commission file number 1- 12874

TEEKAY CORPORATION

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No   ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Corporation dated May 15, 2014.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: May 15, 2014	By:	/s/ Vincent Lok
Vincent Lok
Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

TEEKAY CORPORATION 4th Floor, Belvedere Building, 69 Pitts Bay Road Hamilton, HM 08, Bermuda

EARNINGS RELEASE

TEEKAY CORPORATION REPORTS

FIRST QUARTER 2014 RESULTS

Highlights

•	First quarter of 2014 total cash flow from vessel operations of $265.0 million, an increase of 37 percent from the same period of the prior year.

•	First quarter of 2014 adjusted net income attributable to stockholders of Teekay of $3.5 million, or $0.05 per share (excluding specific items which decreased GAAP net income by $4.0 million, or $0.06 per share).

•	The Voyageur Spirit FPSO received its certificate of final acceptance from the charterer effective February 22, 2014.

•	Teekay Parent completed the sale of four conventional tankers to Tanker Investments Ltd. (TIL); and agreed to sell an ownership interest in Teekay Parent’s conventional tanker commercial and technical management operations to Teekay Tankers Ltd.

•	Total consolidated liquidity of approximately $1.3 billion as at March 31, 2014.

Hamilton, Bermuda, May 15, 2014—Teekay Corporation (Teekay or the Company) (NYSE: TK) today reported adjusted net income attributable to stockholders of Teekay(1) of $3.5 million, or $0.05 per share, for the quarter ended March 31, 2014, compared to adjusted net loss attributable to stockholders of Teekay of $11.7 million, or $0.17 per share, for the same period of the prior year. Adjusted net income (loss) attributable to stockholders of Teekay excludes a number of specific items that had the net effect of decreasing GAAP net income by $4.0 million, or $0.06 per share, for the three months ended March 31, 2014 and decreasing GAAP net loss by $5.5 million, or $0.08 per share, for the same period of the prior year, as detailed in Appendix A to this release. Including these items, the Company reported, on a GAAP basis, net loss attributable to stockholders of Teekay of $0.5 million, or $0.01 per share, for the quarter ended March 31, 2014, compared to net loss attributable to stockholders of Teekay of $6.1 million, or $0.09 per share, for the same period of the prior year. Net revenues(2) for the first quarter of 2014 were $471.5 million, compared to $424.7 million for the same period of the prior year.

On April 4, 2014, the Company declared a cash dividend on its common stock of $0.31625 per share for the quarter ended March 31, 2014. The cash dividend was paid on April 30, 2014 to all shareholders of record on April 17, 2014.

(1)	Adjusted net income (loss) attributable to stockholders of Teekay is a non-GAAP financial measure. Please refer to Appendix A to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under United States generally accepted accounting principles (GAAP) and for information about specific items affecting net income (loss) that are typically excluded by securities analysts in their published estimates of the Company’s financial results.
(2)	Net revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable financial measure under GAAP.

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“We continue to be focused on project execution, improving profitability and supporting the growth of our daughter entities, consistent with our strategic objective of having our ships and offshore units owned at the daughter company level and creating value primarily by increasing the cash flows generated by our publicly-traded daughter entities,” commented Peter Evensen, Teekay Corporation’s President and Chief Executive Officer. “During the quarter, we co-created and invested in Tanker Investments Ltd., or TIL, to which we sold our last four directly owned Suezmax tankers in February. In addition, we recently agreed to sell an ownership interest in our conventional tanker commercial and technical management operations to Teekay Tankers. As a result of these transactions, we have further reduced our direct exposure to the volatility of the conventional tanker market, while still maintaining an interest in the upside from a tanker market recovery through Teekay Tankers and TIL.”

Mr. Evensen continued, “The Petrojarl Knarr FPSO newbuilding remains on-track for its scheduled sail-away from the shipyard in late-June and start-up on its North Sea oil field in the fourth quarter. The Petrojarl Banff FPSO arrived at the Banff oil field in the first quarter and upon completion of installation at the field the FPSO is expected to recommence its charter contract and begin generating cash flow for Teekay Parent late in the second quarter. As each of Teekay Parent’s remaining FPSO units become eligible for dropdown, they will serve as an important source of growth for Teekay Offshore, which benefits Teekay Parent through its general and limited partner interests in the Partnership, as well as move Teekay Parent towards becoming net debt free.

Mr. Evensen added, “Looking ahead, in addition to our existing project pipeline, the efforts of our offshore and gas business development teams have resulted in the recent signing of letters of intent by our two MLP daughter entities, Teekay Offshore and Teekay LNG, for exciting new accretive projects which, if finalized, we expect will further contribute to the value of our general partnerships.”

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Operating Results

The following tables highlight certain financial information for each of Teekay’s four publicly-listed entities: Teekay Offshore Partners L.P. (Teekay Offshore) (NYSE: TOO), Teekay LNG Partners L.P. (Teekay LNG) (NYSE: TGP), Teekay Tankers Ltd. (Teekay Tankers) (NYSE: TNK) and Teekay Parent (which excludes the results attributed to Teekay Offshore, Teekay LNG and Teekay Tankers). A brief description of each entity and an analysis of its respective financial results follow the tables below. Please also refer to the “Fleet List” section below and Appendix B to this release for further details.

	Three Months Ended March 31, 2014
	(unaudited)
(in thousands of U.S. dollars)	Teekay Offshore	Teekay LNG	Teekay Tankers	Teekay Parent	Consolidation Adjustments	Teekay Corporation Consolidated
Net revenues(1)	225,780	100,157	60,320	111,749	(26,524)	471,482
Vessel operating expense	88,130	24,256	22,794	66,006	—	201,186
Time-charter hire expense	11,412	—	1,052	31,276	(27,448)	16,292
Depreciation and amortization	48,488	24,110	12,502	18,358	—	103,458
CFVO—Consolidated(2)(3)	108,149	71,434	33,282	(5,486)	—	207,379
CFVO—Equity Investments(4)	7,947	48,140	1,423	141	—	57,650
CFVO—Total	116,096	119,574	34,705	(5,345)	—	265,029

	Three Months Ended March 31, 2013
	(unaudited)
(in thousands of U.S. dollars)	Teekay Offshore	Teekay LNG	Teekay Tankers	Teekay Parent	Consolidation Adjustments	Teekay Corporation Consolidated
Net revenues(1)	201,196	96,716	42,040	122,218	(37,448)	424,722
Vessel operating expense	79,115	25,316	23,054	59,979	—	187,464
Time-charter hire expense	14,777	—	1,986	48,443	(37,754)	27,452
Depreciation and amortization	45,349	24,143	11,864	21,138	—	102,494
CFVO—Consolidated(2)(3)	94,053	65,570	13,199	(19,386)	(2,700)	150,736
CFVO—Equity Investments(4)	—	41,999	—	254	—	42,253
CFVO—Total	94,053	107,569	13,199	(19,132)	(2,700)	192,989

(1)	Net voyage revenues represents voyage revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net voyage revenues is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix E for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
(2)	Cash flow from vessel operations (CFVO) represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write downs, gains and losses on the sale of vessels, adjustments for direct financing leases to a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. CFVO – Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please refer to Appendix C and Appendix E of this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
(3)	Excludes CFVO relating to assets acquired from Teekay Parent for the periods prior to their acquisition by Teekay Offshore, Teekay LNG and Teekay Tankers, respectively, as those results are included in the historical results for Teekay Parent.
(4)	CFVO – Equity Investments represents the Company’s proportionate share of CFVO from its equity-accounted vessels and other investments. Please refer to Appendix E of this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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Teekay Offshore Partners L.P.

Teekay Offshore is an international provider of marine transportation, oil production and storage services to the offshore oil industry through its fleet of 34 shuttle tankers (including two chartered-in vessels), five floating, production, storage and offloading (FPSO) units, six floating storage and offtake (FSO) units (including one FSO unit under conversion), four long-haul towing and anchor handling vessel newbuildings, four conventional oil tankers and one HiLoad Dynamic Positioning (DP) unit. Teekay Offshore’s interests in its directly-owned fleet (excluding the two chartered-in shuttle tankers) range from 50 to 100 percent. Teekay Offshore also has the right to participate in certain other FPSO and vessel opportunities pursuant to the omnibus agreement with Teekay. Teekay Parent currently owns a 29.3 percent interest in Teekay Offshore, including the 2 percent sole general partner interest.

For the first quarter of 2014, Teekay Offshore’s quarterly cash distribution was $0.5384 per common unit. The cash distribution received by Teekay Parent based on its common unit ownership and general partnership interest in Teekay Offshore totaled $17.7 million for the first quarter of 2014, as detailed in Appendix D to this release.

Including cash flows from equity-accounted vessels, Teekay Offshore’s total cash flow from vessel operations increased to $116.1 million in the first quarter of 2014, from $94.1 million in the same period of the prior year. The increase was primarily due to the acquisitions of the Voyageur Spirit FPSO and a 50 percent interest in the Cidade de Itajai FPSO from Teekay Corporation in the second quarter of 2013 and the commencement of the time-charter contracts for the four newbuilding shuttle tankers with the BG Group plc in June, August and November 2013 and January 2014. These increases were partially offset by the sale and lay-up of older shuttle and conventional tankers during 2013 as their related charter contracts expired or terminated.

In May 2014, Teekay Offshore entered into a letter of intent to acquire Logitel Offshore Holdings Ltd. (Logitel), a Norway-based company focused on the high-end floating accommodation market. Logitel owns two floating accommodation units (FAUs), which are based on the Sevan Marine ASA (Sevan) cylindrical hull design, currently under construction at the COSCO (Nantong) Shipyard (COSCO) in China, and has options with COSCO to order up to an additional six FAUs. The first committed FAU has secured a three-year, fixed-rate charter contract, plus extension options, with Petroleo Brasileiro SA (Petrobras) in Brazil and is scheduled for delivery in early-2015. Teekay Offshore expects to secure a charter contract for the second FAU prior to its scheduled delivery in late-2015. The agreement with COSCO for the committed FAUs includes a favorable payment schedule, with the majority of the purchase price due upon delivery. Teekay Offshore intends to finance the Logitel acquisition and the initial newbuilding payments through its existing liquidity and expects to secure long-term debt financing for the units prior to their scheduled deliveries. Teekay Offshore expects the proposed acquisition to be finalized in the third quarter of 2014.

In March 2014, Teekay Offshore acquired ALP Maritime Services B.V. (ALP), a Netherlands-based provider of long-haul ocean towage and offshore installation services to the global offshore oil and gas industry. ALP currently provides these services through a fleet of third-party owned vessels. As part of the transaction, Teekay Offshore and ALP entered into an agreement with Niigata Shipbuilding & Repair of Japan for the construction of four state-of-the-art SX-157 Ulstein Design ultra-long distance towing and anchor handling vessel newbuildings for a fully built-up cost of approximately $261 million, which includes the cost of acquiring ALP. These newbuildings will be capable of ultra-long distance towing and offshore unit installation and decommissioning of large floating exploration, production and storage units, including FPSO units, floating liquefied natural gas (FLNG) units and floating drill rigs. Teekay Offshore intends to continue financing the newbuilding installments through its existing liquidity and expects to secure long-term debt financing for these vessels prior to their deliveries in 2016.

On August 27, 2013, repairs to the defective gas compressor on the Voyageur Spirit FPSO were completed and the unit achieved full production capacity. Since that time, Teekay Offshore has been receiving full rate either directly from the charterer or through the indemnification from Teekay Corporation. On April 4, 2014, Teekay Offshore received the certificate of final acceptance from the charterer, which declared the unit on-hire effective from February 22, 2014. During the first quarter of 2014 up to February 22, 2014 and from April 13, 2013 up to February 22, 2014, Teekay Corporation indemnified Teekay Offshore for approximately $3.5 million and $38.4 million, respectively, relating to the Voyageur Spirit FPSO off-hire.

In May 2014, Teekay Offshore secured a 10-year contract extension with Apache Energy for the Dampier Spirit FSO unit, which operates on the Stag oil field offshore Western Australia. The FSO unit is expected to enter into drydock during the second quarter of 2014 for capital upgrades with an expected total cost of approximately $11 million.

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Teekay LNG Partners L.P.

Teekay LNG provides liquefied natural gas (LNG), liquefied petroleum gas (LPG) and crude oil marine transportation services generally under long-term, fixed-rate charter contracts through its current fleet of 34 LNG carriers (including one LNG regasification unit and five newbuildings under construction), 27 LPG carriers (including 11 newbuildings under construction) and nine conventional tankers. Teekay LNG’s interests in these vessels range from 33 to 100 percent. In addition, Teekay LNG, through its 50/50 LPG joint venture with Exmar NV, charters-in four LPG carriers. Teekay Parent currently owns a 35.3 percent interest in Teekay LNG, including the 2 percent sole general partner interest.

For the first quarter of 2014, Teekay LNG’s quarterly cash distribution was $0.6918 per common unit. The cash distribution received by Teekay Parent based on its common unit ownership and general partnership interest in Teekay LNG totaled $25.0 million for the first quarter of 2014, as detailed in Appendix D to this release.

Including cash flows from equity-accounted vessels, Teekay LNG’s total cash flow from vessel operations increased to $119.6 million in the first quarter of 2014, from $107.6 million in the same period of the prior year. The increase was primarily due to the February 2013 acquisition of a 50 percent interest in Exmar LPG BVBA, the delivery in late-2013 of two LNG carrier newbuildings acquired from Awilco LNG ASA, and an increase in tanker rates relating to two Suezmax tankers in the first quarter of 2014. These increases were partially offset by the sale of two 2000-built Suezmax conventional tankers, Tenerife Spirit and Algeciras Spirit, in December 2013 and February 2014, respectively.

In late-March 2014, Teekay LNG, through a new 50/50 joint venture with a China-based LNG shipping company, signed a letter of intent to provide six internationally-flagged icebreaker LNG carriers for the Yamal LNG project, located on the Yamal Peninsula in Northern Russia. The Yamal LNG project is a joint venture between Russia-based Novatek (60 percent), France-based Total (20 percent) and China-based China National Petroleum Corporation (CNPC) (20 percent), and will consist of three LNG trains with a total capacity of 16.5 million metric tons of LNG per annum. The project is currently scheduled to start-up in late-2017. Teekay LNG and its joint venture partner are currently in the process of negotiating contract terms, including the shipbuilding contracts and related time-charters, and expects to finalize these agreements during 2014.

In early April 2014, Exmar LPG BVBA took delivery of the first of its 12 mid-size LPG carrier newbuildings.

Teekay Tankers Ltd.

Teekay Tankers currently owns a fleet of 28 vessels, including 11 Aframax tankers, 10 Suezmax tankers, three Long Range 2 (LR2) product tankers, three Medium-Range (MR) product tankers, and a 50 percent interest in a Very Large Crude Carrier (VLCC) tanker. In addition, Teekay Tankers time-charters in one Aframax tanker. Of the 29 vessels currently operating in the Teekay Tankers fleet, 13 are employed on fixed-rate time-charters, generally ranging from one to three years in initial duration, with the remaining vessels trading in spot tanker pools. Based on its current ownership of Teekay Tankers Class A common stock and its ownership of 100 percent of the outstanding Class B common stock, Teekay Parent currently owns a 25.1 percent economic interest in and has voting control of Teekay Tankers.

On April 4, 2014, Teekay Tankers declared a first quarter 2014 dividend of $0.03 per share, which was paid on April 30, 2014 to all shareholders of record on April 17, 2014. Based on its ownership of Teekay Tankers Class A and Class B shares, the dividend paid to Teekay Parent totaled $0.6 million for the first quarter of 2014.

Including cash flows from equity-accounted vessels, Teekay Tankers’ total cash flow from vessel operations increased to $34.7 million in the first quarter of 2014, from $13.2 million in the same period of the prior year. The increase was primarily due to higher average realized spot tanker rates from its spot Suezmax, Aframax and MR vessels and an increase in interest income recognized from Teekay Tankers’ investment in two mortgage loans.

In late-March 2014, Teekay Tankers assumed full ownership of two 2010-built VLCC vessels, which previously secured Teekay Tankers’ investment in two term loans that were in default. In early-May 2014, Teekay Tankers sold the vessels to TIL for an aggregate purchase price of $154 million.

In January 2014, Teekay Tankers and Teekay jointly created TIL, which will seek to opportunistically acquire, operate, and sell modern secondhand tankers to benefit from an expected recovery in the currently cyclical low of the tanker market. TIL completed a $250 million equity private placement in January 2014, in which Teekay Tankers and Teekay each invested $25 million for a combined 20 percent ownership in the new company. In March 2014, TIL completed a $175 million initial public offering and listed its shares on the Oslo Stock Exchange, which reduced Teekay Tankers and Teekay’s cumulative ownership interest in TIL to 13.0 percent. To date, TIL’s fleet consists of 13 vessels, including four vessels scheduled for delivery during the remainder of May and June 2014.

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In April 2014, Teekay’s and Teekay Tankers’ Boards of Directors agreed for Teekay Tankers to acquire a 50 percent ownership interest in Teekay’s conventional tanker commercial and technical management operations (Teekay Operations) for approximately $15.6 million, to be paid in the form of Teekay Tankers Class B common shares. Teekay Operations includes direct ownership in three commercially managed tanker pools, which currently generate income from commercially managing a fleet of 89 vessels, and direct ownership in Teekay Marine Limited, which currently generates income from technically managing a fleet of 51 vessels, including vessels owned by the Company. The transaction is expected to be completed during the second quarter of 2014.

Teekay Parent

In addition to its equity ownership interests in Teekay Offshore, Teekay LNG, Teekay Tankers and TIL, Teekay Parent directly owns several vessels including four FPSO units and one VLCC vessel. In the first quarter of 2014, Teekay Parent sold four Suezmax tankers to TIL. As at May 1, 2014, Teekay Parent also had six chartered-in conventional tankers (including four Aframax tankers owned by Teekay Offshore), two chartered-in LNG carriers owned by Teekay LNG and two chartered-in FSOs owned by Teekay Offshore.

For the first quarter of 2014, Teekay Parent generated negative cash flow from vessel operations of $5.3 million, compared to negative cash flow from operations of $19.1 million in the same period of the prior year. The reduction in negative cash flow is primarily a result of the re-delivery of several in-chartered tankers over the past year, higher interest income from a term loan investment and higher spot tanker rates, partially offset by the completion of the Petrojarl I FPSO time-charter in April 2013.

In April 2014, the Voyageur Spirit FPSO received its certificate of final acceptance from the charterer and commenced full operations under its charter contract effective from February 22, 2014, completing Teekay Parent’s indemnification obligation related to the sale of this FPSO unit to Teekay Offshore in May 2013.

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Fleet List

The following table summarizes Teekay’s consolidated fleet of 166 vessels as at May 9, 2014, including chartered-in vessels and vessels under construction but excluding vessels managed for third parties:

	Number of Vessels(1)
	Owned Vessels	Chartered- in Vessels	Newbuildings / Conversions	Total
Teekay Parent Fleet (2)(3)
Aframax Tankers (4)	—	2	—	2
VLCC Tanker (5)	1	—	—	1
MR Product Tanker	—	1	—	1
FPSO Units	4	—	1	5

Total Teekay Parent Fleet	5	3	1	9

Teekay Offshore Fleet	47	2	5	54
Teekay LNG Fleet	54	4	16	74
Teekay Tankers Fleet	28	1	—	29

Total Teekay Consolidated Fleet	134	10	22	166

(1)	Ownership interests in these vessels range from 33 percent to 100 percent.
(2)	Excludes two LNG carriers chartered-in from Teekay LNG.
(3)	Excludes two shuttle tankers and two FSO units chartered-in from Teekay Offshore.
(4)	Excludes four Aframax tankers chartered-in from Teekay Offshore.
(5)	In late-March 2014, Teekay Parent exercised its rights under the security documents to realize amounts it was owed under its investment in a term loan and assumed full ownership of the 2011-built VLCC vessel which previously secured the investment in the term loan. The vessel is a potential FPSO conversion candidate.

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Liquidity

As at March 31, 2014, the Company had consolidated liquidity of approximately $1.3 billion (consisting of $584.0 million cash and cash equivalents and $714.2 million of undrawn revolving credit facilities), of which $384.2 million of liquidity (consisting of $239.0 million cash and cash equivalents and $145.2 million of undrawn revolving credit facilities) is attributable to Teekay Parent.

Availability of 2013 Annual Report

The Company filed its 2013 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (SEC) on April 28, 2014. Copies of this report are available on Teekay Corporation’s website, under “SEC Filings”, at www.teekay.com. Shareholders may request a printed copy of this Annual Report, including the complete audited financial statements, free of charge by contacting Teekay Corporation’s Investor Relations.

Conference Call

The Company plans to host a conference call on Thursday, May 15, 2014 at 11:00 a.m. (ET) to discuss its results for the first quarter of 2014. An accompanying investor presentation will be available on Teekay’s website at www.teekay.com prior to the start of the call. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

•	By dialing (866) 322-2356 or (416) 640-3405, if outside North America, and quoting conference ID code 7133169.

•	By accessing the webcast, which will be available on Teekay’s website at www.teekay.com (the archive will remain on the website for a period of 30 days).

The conference call will be recorded and available until Thursday, May 22, 2014. This recording can be accessed following the live call by dialing (888) 203-1112 or (647) 436-0148, if outside North America, and entering access code 7133169.

About Teekay

Teekay Corporation is an operational leader and project developer in the marine midstream space. Through its general partnership interests in two master limited partnerships, Teekay LNG Partners L.P. (NYSE:TGP) and Teekay Offshore Partners L.P. (NYSE:TOO), its controlling ownership of Teekay Tankers Ltd. (NYSE:TNK), and its fleet of directly-owned vessels, Teekay is responsible for managing and operating consolidated assets of over $11.5 billion, comprised of 166 liquefied gas, offshore, and conventional tanker assets. With offices in 15 countries and approximately 6,700 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies, and its reputation for safety, quality and innovation has earned it a position with its customers as The Marine Midstream Company.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

For Investor Relations enquiries contact:

Ryan Hamilton

Tel: +1 (604) 844-6654

Website: www.teekay.com

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TEEKAY CORPORATION

SUMMARY CONSOLIDATED STATEMENTS OF INCOME (LOSS)

(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,	December 31,	March 31,
	2014	2013	2013
	(unaudited)	(unaudited)	(unaudited)
REVENUES (1)(2)	506,494	493,546	451,037

OPERATING EXPENSES
Voyage expenses (2)	35,012	31,727	26,315
Vessel operating expenses (1)(2)	201,186	205,131	187,464
Time-charter hire expense	16,292	24,164	27,452
Depreciation and amortization	103,458	109,709	102,494
General and administrative (2)	37,878	34,360	39,271
Asset impairments and provisions (3)	—	85,300	3,165
Loss on sale of vessels and equipment	162	40	32
Restructuring charges	639	2,617	2,054

	394,627	493,048	388,247

Income from vessel operations	111,867	498	62,790

OTHER ITEMS
Interest expense (2)	(49,333)	(48,382)	(42,510)
Interest income (2)	1,783	5,129	1,018
Realized and unrealized (loss) gain on derivative instruments (2)	(47,248)	2,875	(13,789)
Equity income (4)	27,494	35,098	27,315
Income tax (expense) recovery	(2,798)	839	(2,500)
Foreign exchange (loss) gain	(894)	(4,334)	2,191
Other income—net	8,251	1,165	5,240

Net income (loss)	49,122	(7,112)	39,755
Less: Net income attributable to non-controlling interests	(49,610)	(63,753)	(45,891)

Net loss attributable to stockholders of Teekay Corporation	(488)	(70,865)	(6,136)

Loss per common share of Teekay
— Basic	($0.01)	($1.00)	($0.09)
— Diluted	($0.01)	($1.00)	($0.09)
Weighted-average number of common shares outstanding
— Basic	71,328,577	70,781,695	69,888,279
— Diluted	71,328,577	70,781,695	69,888,279

(1)	The costs of business development and engineering studies relating to North Sea FPSO and FSO projects that the Company is pursuing are substantially reimbursable from customers upon completion. As a result, $2.8 million of revenues and $2.6 million of costs were recognized in the three months ended March 31, 2013 upon completion of one FPSO study.
(2)	Realized and unrealized gains (losses) related to derivative instruments that are not designated as hedges for accounting purposes are included as a separate line item in the statements of income (loss). The realized (losses) gains relate to the amounts the Company actually received or paid to settle such derivative instruments and the unrealized gains (losses) relate to the change in fair value of such derivative instruments, as detailed in the table below:

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	Three Months Ended
	March 31,	December 31,	March 31,
	2014	2013	2013
Realized (losses) gains relating to:
Interest rate swaps	(29,490)	(30,967)	(30,352)
Termination of interest rate swap agreement	1,000	—	—
Foreign currency forward contracts	(1,285)	(694)	421

	(29,775)	(31,661)	(29,931)

Unrealized (losses) gains relating to:
Interest rate swaps	(25,398)	34,142	19,204
Foreign currency forward contracts	3,051	394	(3,062)
Stock purchase warrants in TIL	4,874	—	—

	(17,473)	34,536	16,142

Total realized and unrealized (losses) gains on non-designated derivative instruments	(47,248)	2,875	(13,789)

(3)	The Company recognized asset impairments and provisions of $85.3 million for the three months ended December 31, 2013 related to impairment charges on the four conventional tankers sold to TIL and two shuttle tankers which Teekay Offshore owns through a 67 percent-owned subsidiary. The shuttle tanker impairments were the result of the re-contracting of one of the vessels at lower rates than expected during the third quarter of 2013, and the cancellation of a short-term contract for one shuttle tanker in September 2013. The amount also includes a provision for an FPSO front-end engineering and design study (FEED) receivable potentially not collectible, and the reversal of loss provisions relating to investment in term loans and advances to a joint venture partner’s parent entity. Asset impairments and provisions for the three months ended March 31, 2013 of $3.2 million relates to the loss provision on investment in term loans.
(4)	The Company’s proportionate share of items within equity income as identified in Appendix A of this release, is as detailed in the table below. By excluding these items from equity income, the Company believes that the resulting adjusted equity income can be used to evaluate the financial performance of the Company’s equity accounted investments. The adjusted equity income is a non-GAAP measure.

	Three Months Ended
	March 31,	December 31,	March 31,
	2014	2013	2013
Equity income	27,494	35,098	27,315
Proportionate share of unrealized losses (gains) on derivative instruments	909	(6,607)	(5,373)
Dilution gain on share issuance by TIL	(4,108)	—	—
Other (i)	966	—	—

Equity income adjusted for items in Appendix A	25,261	28,491	21,942

(i)	Includes loss on sale of vessel in Exmar LPG BVBA joint venture.

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TEEKAY CORPORATION

SUMMARY CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at March 31,	As at December 31,
	2014	2013
	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents	583,992	614,660
Other current assets	605,414	585,752
Restricted cash – current	4,236	4,748
Restricted cash – long-term	498,898	497,984
Assets held for sale(1)	144,000	176,247
Vessels and equipment	6,590,189	6,584,632
Advances on newbuilding contracts/conversions	1,008,519	766,512
Derivative assets	128,692	92,837
Investment in equity accounted investees	767,377	727,328
Investment in term loans	—	211,579
Investment in direct financing leases	722,034	727,262
Other assets	310,011	291,723
Intangible assets	104,453	107,898
Goodwill	168,572	166,539

Total Assets	11,636,387	11,555,701

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	698,308	565,239
Liabilities associated with assets held for sale(1)	—	168,007
Current portion of long-term debt	1,027,626	1,028,093
Long-term debt	5,775,799	5,679,706
Derivative liabilities	476,735	443,569
In process revenue contracts	169,852	179,852
Other long-term liabilities	292,273	271,621
Redeemable non-controlling interest	15,911	16,564
Equity:
Non-controlling interests	2,034,379	2,071,262
Stockholders of Teekay	1,145,504	1,131,788

Total Liabilities and Equity	11,636,387	11,555,701

(1)	In connection with the 2014 sale of four conventional tanker owning companies to a newly created company, TIL, the vessels and equipment, long-term debt and working capital related to the four vessel-owning companies were classified as “Assets held for sale” and “Liabilities associated with assets held for sale” as at December 31, 2013.

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TEEKAY CORPORATION

SUMMARY CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Three Months Ended
	March 31
	2014	2013
	(unaudited)	(unaudited)
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net operating cash flow	103,737	(33,707)

FINANCING ACTIVITIES
Net proceeds from long-term debt	306,085	544,970
Scheduled repayments of long-term debt	(84,451)	(122,736)
Prepayments of long-term debt	(130,000)	(250,000)
Increase in restricted cash	(244)	(1,370)
Equity contribution from joint venture partner	6,500	—
Issuance of common stock upon exercise of stock options	34,720	—
Cash dividends paid	(23,467)	(22,971)
Distribution from subsidiaries to non-controlling interests	(96,125)	(61,491)
Other	—	4,312

Net financing cash flow	13,018	90,714

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(106,299)	(72,196)
Proceeds from sale of vessels and equipment	—	22,364
Repayment of term loans	4,814	—
Advances from (to) joint ventures and joint venture partners	1,478	(36,196)
Investment in equity accounted investments	(50,322)	(134,109)
Direct financing lease payments received and other	2,906	3,286

Net investing cash flow	(147,423)	(216,851)

Decrease in cash and cash equivalents	(30,668)	(159,844)
Cash and cash equivalents, beginning of the period	614,660	639,491

Cash and cash equivalents, end of the period	583,992	479,647

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TEEKAY CORPORATION

APPENDIX A – SPECIFIC ITEMS AFFECTING NET INCOME

(in thousands of U.S. dollars, except per share data)

Set forth below is a reconciliation of the Company’s unaudited adjusted net income (loss) attributable to stockholders of Teekay, a non-GAAP financial measure, to net income (loss) attributable to stockholders of Teekay as determined in accordance with GAAP. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s financial performance. The items below are also typically excluded by securities analysts in their published estimates of the Company’s financial results. Adjusted net income (loss) attributable to the stockholders of Teekay is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended		Three Months Ended
	March 31, 2014		March 31, 2013
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share (1)	$	Share (1)
Net income – GAAP basis	49,122		39,755
Adjust for: Net income attributable to non-controlling interests	(49,610)		(45,891)

Net loss attributable to stockholders of Teekay	(488)	(0.01)	(6,136)	(0.09)
Add (subtract) specific items affecting net loss:
Unrealized losses (gains) from derivative instruments (2)	18,382	0.26	(20,821)	(0.30)
Foreign exchange loss (3)	749	0.01	333	—
Net loss on sale of vessels and loan loss provision	162	—	3,197	0.05
Restructuring charges (4)	639	0.01	2,054	0.03
Realized gain on termination of interest rate swap	(1,000)	(0.01)	—	—
Dilution gain on share issuance by TIL (5)	(4,108)	(0.06)	—	—
Other (6)	(1,587)	(0.01)	2,403	0.04
Non-controlling interests’ share of items above (7)	(9,273)	(0.13)	7,287	0.10

Total adjustments	3,964	0.06	(5,547)	(0.08)

Adjusted net income (loss) attributable to stockholders of Teekay	3,476	0.05	(11,683)	(0.17)

(1)	Fully diluted per share amounts.
(2)	Reflects the unrealized gains or losses relating to the change in the mark-to-market value of derivative instruments that are not designated as hedges for accounting purposes, including those included in equity income from joint ventures, and the ineffective portion of foreign currency forward contracts designated as hedges for accounting purposes.
(3)	Foreign currency exchange gains and losses primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner in addition to the unrealized gains and losses on cross currency swaps used to hedge the principal and interest on the Norwegian Kroner bonds. Nearly all of the Company’s foreign currency exchange gains and losses are unrealized.
(4)	Restructuring charges primarily relate to the reorganization of the Company’s marine operations and termination of crew upon reflagging a shuttle tanker in Teekay Offshore.
(5)	The Company recognized a gain from the share issuance completed as part of TIL’s initial public offering in March 2014.
(6)	Other primarily relates to an external transaction fee in connection with Teekay Offshore’s acquisition of ALP, pre-operational costs for an FPSO unit nearing completion, and an initial unrealized gain on the TIL stock purchase warrants.
(7)	If any of the specific items affecting net (loss) income originate from a consolidated non-wholly-owned subsidiary, the net (income) loss attributable to non-controlling interests of these subsidiaries is recalculated without these specific items affecting net (income) loss. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative change to the Company’s net (income) loss attributable to non-controlling interests by excluding the specific items affecting net (loss) income.

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TEEKAY CORPORATION

APPENDIX B – SUPPLEMENTAL FINANCIAL INFORMATION

SUMMARY BALANCE SHEET AS AT MARCH 31, 2014

(in thousands of U.S. dollars)

(unaudited)

	Teekay Offshore	Teekay LNG	Teekay Tankers	Teekay Parent	Consolidation Adjustments	Total
ASSETS
Cash and cash equivalents	222,990	94,824	27,138	239,040	—	583,992
Other current assets	208,930	27,079	32,950	336,455	—	605,414
Restricted cash	—	498,208	—	4,926	—	503,134
Assets held for sale	—	—	144,000	—	—	144,000
Vessels and equipment	3,067,880	1,780,237	848,988	893,084	—	6,590,189
Advances on newbuilding contracts	46,369	98,055	—	864,095	—	1,008,519
Derivative assets	13,714	102,162	5,857	6,959	—	128,692
Investment in equity accounted investees	55,824	606,502	35,960	78,791	(9,700)	767,377
Investment in direct financing leases	26,135	695,899	—	—	—	722,034
Other assets	45,288	116,464	13,438	134,821	—	310,011
Advances to affiliates	19,675	3,606	25,890	(49,171)	—	—
Equity investment in subsidiaries	—	—	—	460,589	(460,589)	—
Intangibles and goodwill	138,574	130,044	—	4,407	—	273,025

TOTAL ASSETS	3,845,379	4,153,080	1,134,221	2,973,996	(470,289)	11,636,387

LIABILITIES AND EQUITY
Accounts payable and accrued liabilities	177,711	58,819	20,624	441,154	—	698,308
Advances from affiliates	80,183	25,154	8,377	(113,714)	—	—
Current portion of long-term debt	748,055	191,196	20,367	68,008	—	1,027,626
Long-term debt	1,730,873	2,134,425	745,174	1,165,327	—	5,775,799
Derivative liabilities	186,467	226,080	23,615	40,573	—	476,735
In-process revenue contracts	98,151	4,495	—	67,206	—	169,852
Other long-term liabilities	23,480	105,635	5,405	157,753	—	292,273
Redeemable non-controlling interest	15,911	—	—	—	—	15,911
Equity:
Non-controlling interests (1)	39,519	36,274	—	2,185	1,956,401	2,034,379
Equity attributable to stockholders/unitholders of publicly-listed entities	745,029	1,371,002	310,659	1,145,504	(2,426,690)	1,145,504

TOTAL LIABILITIES AND EQUITY	3,845,379	4,153,080	1,134,221	2,973,996	(470,289)	11,636,387

NET DEBT (2)	2,255,938	1,732,589	738,403	989,369	—	5,716,299

(1)	Non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the respective joint venture partners’ share of joint venture net assets. Non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net assets of Teekay’s publicly-traded subsidiaries.
(2)	Net debt represents current and long-term debt less cash and, if applicable, current and long-term restricted cash.

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TEEKAY CORPORATION

APPENDIX B – SUPPLEMENTAL FINANCIAL INFORMATION

SUMMARY STATEMENT OF INCOME (LOSS) FOR THE THREE MONTHS ENDED MARCH 31, 2014

(in thousands of U.S. dollars)

(unaudited)

	Teekay Offshore	Teekay LNG	Teekay Tankers	Teekay Parent	Consolidation Adjustments	Total
Revenues	259,234	101,490	61,759	112,505	(28,494)	506,494

Voyage expenses	33,454	1,333	1,439	756	(1,970)	35,012
Vessel operating expenses	88,130	24,256	22,794	66,006	—	201,186
Time-charter hire expense	11,412	—	1,052	31,276	(27,448)	16,292
Depreciation and amortization	48,488	24,110	12,502	18,358	—	103,458
General and administrative	14,849	6,408	3,192	12,505	924	37,878
Loss on sale of vessels and equipment	—	—	—	162	—	162
Restructuring charges	559	—	—	80	—	639

Total operating expenses	196,892	56,107	40,979	129,143	(28,494)	394,627

Income (loss) from vessel operations	62,342	45,383	20,780	(16,638)	—	111,867

Interest expense	(18,920)	(14,831)	(2,347)	(13,235)	—	(49,333)
Interest income	177	648	138	820	—	1,783
Realized and unrealized (losses) gains on derivative instruments	(36,632)	(7,521)	1,644	(4,739)	—	(47,248)
Income tax expense	(1,263)	(395)	(55)	(1,085)	—	(2,798)
Equity income (loss)	3,703	20,373	2,594	824	—	27,494
Equity in earnings of subsidiaries (1)	—	—	—	28,982	(28,982)	—
Foreign exchange (loss) gain	(775)	(779)	21	639	—	(894)
Other – net	390	218	3,657	3,986	—	8,251

Net income (loss)	9,022	43,096	26,432	(446)	(28,982)	49,122
Less: Net (income) attributable to non-controlling interests (2)	(1,679)	(4,850)	—	(42)	(43,039)	(49,610)

Net income (loss) attributable to stockholders/unitholders of publicly-listed entities	7,343	38,246	26,432	(488)	(72,021)	(488)

CFVO—Consolidated (3)(4)	108,149	71,434	33,282	(5,486)	—	207,379
CFVO—Equity Investments(5)	7,947	48,140	1,423	141	—	57,650
CFVO—Total	116,096	119,574	34,705	(5,345)	—	265,029

(1)	Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.
(2)	Net (income) loss attributable to non-controlling interests in the Teekay Offshore and Teekay LNG columns represent the joint venture partners’ share of the net income (loss) of their respective joint ventures. Net (income) loss attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income (loss) of Teekay’s publicly-traded subsidiaries.
(3)	CFVO represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write downs, gains and losses on the sale of vessels, adjustments for direct financing leases to a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. CFVO – Consolidated represents CFVO from vessels that are consolidated on the Company’s financial statements. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix C and Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
(4)	In addition to the CFVO generated by its directly owned and chartered-in assets, Teekay Parent also receives cash dividends and distributions from its publicly-traded subsidiaries. For the three months ended March 31, 2014, Teekay Parent received cash dividends and distributions from these subsidiaries totaling $43.3 million. The dividends and distributions received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.
(5)	CFVO – Equity Investments represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments. Please see Appendix C and Appendix E to this release for reconciliations of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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TEEKAY CORPORATION

APPENDIX C – SUPPLEMENTAL FINANCIAL INFORMATION

TEEKAY PARENT SUMMARY OPERATING RESULTS

FOR THE THREE MONTHS ENDED MARCH 31, 2014

(in thousands of U.S. dollars)

(unaudited)

Set forth below is a reconciliation of unaudited cash flow from vessel operations, a non-GAAP financial measure, to (loss) income from vessel operations as determined in accordance with GAAP, for Teekay Parent’s primary operating segments. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate Teekay Parent’s financial performance. Disaggregated cash flow from vessel operations for Teekay Parent, as provided below, is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Owned	In-Chartered			Teekay
	Conventional	Conventional			Parent
	Tankers	Tankers	FPSOs	Other (1)	Total
Revenues	7,965	16,806	59,383	28,351	112,505
Voyage expenses	473	272	—	11	756
Vessel operating expenses	2,353	5,406	53,091	5,155	66,006
Time-charter hire expense	—	13,212	7,366	10,698	31,276
Depreciation and amortization	80	—	18,335	(57)	18,358
General and administrative	387	735	5,725	5,658	12,505
Loss on sale of vessels and equipment (2)	162	—	—	—	162
Restructuring charges	—	—	—	80	80

Total operating expenses	3,455	19,625	84,517	21,545	129,143

Income (loss) from vessel operations	4,510	(2,819)	(25,135)	6,807	(16,638)

Reconciliation of income (loss) from vessel operations to cash flow from vessel operations

Income (loss) from vessel operations	4,510	(2,819)	(25,135)	6,807	(16,638)
Depreciation and amortization	80	—	18,335	(57)	18,358
Loss on sale of vessels and equipment (2)	162	—	—	—	162
Amortization of in process revenue contracts and other	—	—	(6,580)	—	(6,580)
Realized gains from the settlements of non-designated derivative instruments	(262)	—	(526)	—	(788)

CFVO—Consolidated(3)(4)	4,490	(2,819)	(13,906)	6,750	(5,486)
CFVO—Equity(5)	846	—	(851)	146	141

CFVO—Total	5,337	(2,819)	(14,757)	6,896	(5,345)

(1)	Includes results of two chartered-in LNG carriers owned by Teekay LNG and one chartered-in FSO unit owned by Teekay Offshore, and interest income received from an investment in a term loan.
(2)	Teekay Parent recognized a loss relating to four conventional tankers in connection with the sale of these vessels to TIL.
(3)	CFVO represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write downs, gains and losses on the sale of vessels, adjustments for direct financing leases to a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. CFVO – Consolidated represents Teekay Parent’s CFVO from vessels that are consolidated on the Company’s financial statements. Cash flow from vessel operations is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. Please see Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.
(4)	In addition to the CFVO generated by its directly owned and chartered-in assets, Teekay Parent also receives cash dividends and distributions from its publicly-traded subsidiaries. For the three months ended March 31, 2014, Teekay Parent received cash dividends and distributions from these subsidiaries totaling $43.3 million. The dividends and distributions received by Teekay Parent include, among others, those made with respect to its general partner interests in Teekay Offshore and Teekay LNG. Please refer to Appendix D to this release for further details.
(5)	CFVO – Equity Investments represents Teekay Parent’s proportionate share of CFVO from its equity accounted vessels and other investments. Please see Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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TEEKAY CORPORATION

APPENDIX D – SUPPLEMENTAL FINANCIAL INFORMATION

TEEKAY PARENT FREE CASH FLOW

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of Teekay Parent free cash flow for the three months ended March 31, 2014, December 31, 2013, September 30, 2013, June 30, 2013, and March 31, 2013. The Company defines free cash flow, a non-GAAP financial measure, as cash flow from vessel operations attributed to its directly-owned and in-chartered assets, distributions received as a result of ownership interests in its publicly-traded subsidiaries (Teekay LNG, Teekay Offshore, and Teekay Tankers), net of interest expense and drydock expenditures in the respective period. For a reconciliation of Teekay Parent cash flow from vessel operations for the three months ended March 31, 2014 to the most directly comparable financial measure under GAAP, please refer to Appendix C to this release. For a reconciliation of Teekay Parent cash flow from vessel operations to the most directly comparable GAAP financial measure for the three months ended December 31, 2013, September 30, 2013, June 30, 2013, and March 31, 2013, please see Appendix E to this release. Teekay Parent free cash flow, as provided below, is intended to provide additional information and should not be considered a substitute for measures of performance prepared in accordance with GAAP.

	Three Months Ended
	March 31,	December 31,	September 30,	June 30,	March 31,
	2014	2013	2013	2013	2013
Teekay Parent cash flow from vessel operations (1)
Owned Conventional Tankers	4,490	232	883	(380)	99
In-Chartered Conventional Tankers (2)	(2,819)	(9,292)	(8,672)	(18,436)	(20,008)
FPSOs	(13,906)	(4,932)	(24,214)	(13,407)	5,500
Other	6,750	(2,959)	(2,528)	(3,337)	(4,977)

Total	(5,486)	(16,951)	(34,531)	(35,560)	(19,386)
Daughter company distributions to Teekay Parent (3)
Common shares/units (4)
Teekay LNG Partners	17,439	17,439	17,016	17,016	17,016
Teekay Offshore Partners	12,819	12,819	12,507	12,507	11,747
Teekay Tankers Ltd. (5)	629	629	629	629	629

Total	30,887	30,887	30,152	30,152	29,392
General partner interest
Teekay LNG Partners	7,568	7,566	6,320	5,946	5,935
Teekay Offshore Partners	4,868	4,867	3,671	3,671	3,603

Total	12,436	12,433	9,991	9,617	9,538
Total Teekay Parent cash flow before interest and dry dock expenditures	37,837	26,369	5,612	4,209	19,544
Less:
Net interest expense (6)	(16,151)	(12,039)	(16,576)	(17,017)	(18,574)
Dry dock expenditures	(549)	(2,056)	(607)	—	—

TOTAL TEEKAY PARENT FREE CASH FLOW	21,137	12,274	(11,571)	(12,808)	970

(1)	CFVO represents income from vessel operations before depreciation and amortization expense, vessel/goodwill write downs, loan loss provisions, gains or losses on the sale of vessels, adjustments for direct financing leases on a cash basis, and unrealized gains and losses relating to derivatives, but includes realized gains and losses on the settlement of foreign currency forward contracts. CFVO is a non-GAAP financial measure used by certain investors to measure the financial performance of shipping companies. For further details for the three months ended March 31, 2014, including a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measure, please refer to Appendix C to this release; for a reconciliation of this non-GAAP financial measure to the most directly comparable GAAP financial measure for the three months ended December 31, 2013, September 30, 2013, June 30, 2013, and March 31, 2013, please refer to Appendix E to this release.

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(2)	Includes charter termination fees of $4.5 million and $6.8 million paid to Teekay Offshore during the three months ended June 30, 2013 and March 31, 2013, respectively.
(3)	Cash dividend and distribution cash flows are shown on an accrual basis for dividends and distributions declared for the respective period.
(4)	Common share/unit dividend/distribution cash flows to Teekay Parent are based on Teekay Parent’s ownership on the ex-dividend date for the respective publicly traded subsidiary and period as follows:

	Three Months Ended
	March 31,	December 31,	September 30,	June 30,	March 31,
	2014	2013	2013	2013	2013
Teekay LNG Partners
Distribution per common unit	$0.6918	$0.6918	$0.6750	$0.6750	$0.6750
Common units owned by Teekay Parent	25,208,274	25,208,274	25,208,274	25,208,274	25,208,274

Total distribution	$17,439,084	$17,439,084	$17,015,585	$17,015,585	$17,015,585
Teekay Offshore Partners
Distribution per common unit	$0.5384	$0.5384	$0.5253	$0.5253	$0.5253
Common units owned by Teekay Parent	23,809,468	23,809,468	23,809,468	23,809,468	22,362,814

Total distribution	$12,819,018	$12,819,018	$12,507,114	$12,507,114	$11,747,186
Teekay Tankers Ltd.
Dividend per share	$0.03	$0.03	$0.03	$0.03	$0.03
Shares owned by Teekay Parent (5)	20,976,530	20,976,530	20,976,530	20,976,530	20,976,530

Total dividend	$629,296	$629,296	$629,296	$629,296	$629,296

(5)	Includes Class A and Class B shareholdings.
(6)	Net interest expense is a non-GAAP financial measure that includes realized gains and losses on interest rate swaps. Please see Appendix E to this release for a reconciliation of this non-GAAP measure as used in this release to the most directly comparable GAAP financial measure.

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TEEKAY CORPORATION

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

CASH FLOW FROM VESSEL OPERATIONS – CONSOLIDATED

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of consolidated CFVO for the three months ended March 31, 2014 and March 31, 2013. CFVO, a non-GAAP financial measure, represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels and unrealized gains or losses relating to derivatives but includes realized gains or losses on the settlement of foreign exchange forward contracts. CFVO is included because certain investors use this data to measure a company’s financial performance. CFVO is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by GAAP.

	Three Months Ended March 31, 2014
	(unaudited)
	Teekay Offshore Partners LP	Teekay LNG Partners LP	Teekay Tankers Ltd.	Teekay Parent	Consolidation Adjustments	Teekay Corporation Consolidated
Income (loss) from vessel operations	62,342	45,383	20,780	(16,638)	—	111,867
Depreciation and amortization	48,488	24,110	12,502	18,358	—	103,458
Amortization of in process revenue contracts and other	(3,142)	(278)	—	(6,580)	—	(10,000)
Realized losses from the settlements of non designated derivative instruments	(497)	—	—	(788)	—	(1,285)
Gain on sale of vessels and equipment	—	—	—	162	—	162
Cash flow from time-charter contracts, net of revenue accounted for as direct finance leases	958	2,219	—	—	—	3,177

Cash flow from vessel operations—Consolidated	108,149	71,434	33,282	(5,486)	—	207,379

	Three Months Ended March 31, 2013
	(unaudited)
	Teekay Offshore Partners LP (1)	Teekay LNG Partners LP	Teekay Tankers Ltd.	Teekay Parent	Consolidation Adjustments	Teekay Corporation Consolidated
Income (loss) from vessel operations	39,384	41,788	1,504	(17,186)	(2,700)	62,790
Depreciation and amortization	45,349	24,143	11,864	21,138	—	102,494
Amortization of in process revenue contracts and other	(3,123)	(1,945)	(240)	(15,300)	—	(20,608)
Unrealized losses from the change in fair value of designated foreign exchange forward contracts	59	—	—	15	—	74
Realized gains (losses) from the settlements of non-designated foreign exchange forward contracts	353	—	—	68	—	421
Asset impairments / net loss on vessel sales	11,247	—	71	(8,121)	—	3,197
Cash flow from time-charter contracts, net of revenue accounted for as accounted for as direct finance leases	784	1,584	—	—	—	2,368

Cash flow from vessel operations—Consolidated(2)	94,053	65,570	13,199	(19,386)	(2,700)	150,736

(1)	The results of Teekay Offshore include the results from both continuing and discontinued operations.
(2)	Excludes the cash flow from vessel operations relating to assets acquired from Teekay Parent for the periods prior to their acquisition by Teekay Offshore, Teekay LNG and Teekay Tankers, respectively, as those results are included in the historical results for Teekay Parent.

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TEEKAY CORPORATION

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

CASH FLOW FROM VESSEL OPERATIONS – EQUITY ACCOUNTED VESSELS

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of cash flow from vessel operations for equity-accounted vessels for the three months ended March 31, 2014 and March 31, 2013. CFVO, a non-GAAP financial measure, represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels and unrealized gains or losses relating to derivatives, but includes realized gains or losses on the settlement of foreign exchange forward contracts. CFVO from equity accounted vessels represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments. CFVO is included because certain investors use this data to measure a company’s financial performance. CFVO is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by GAAP.

	Three Months Ended March 31, 2014		Three Months Ended March 31, 2013
	(unaudited)		(unaudited)
	At	Company’s	At	Company’s
	100%	Portion(1)	100%	Portion(2)
Revenues	224,386	103,165	197,448	89,873
Vessel and other operating expenses	101,092	46,075	101,526	46,894
Depreciation and amortization	29,252	14,529	19,920	10,133
Loss on sale of vessel	1,931	966	—	—

Income from vessel operations of equity accounted vessels	92,111	41,594	76,002	32,846

Interest expense	(22,076)	(10,217)	(13,060)	(5,825)
Realized and unrealized gain on derivative instruments	(18,931)	(6,726)	(5,176)	(2,401)
Dilution gain on share issuance by TIL	—	4,108	—	—
Other income—net	(2,819)	(1,266)	6,344	2,695

Other items	(43,826)	(14,100)	(11,892)	(5,531)

Equity income of equity accounted vessels	48,285	27,494	64,110	27,315

Income from vessel operations of equity accounted vessels	92,111	41,594	76,002	32,846
Depreciation and amortization	29,252	14,529	19,920	10,133
Loss on sale of vessel	1,931	966	—	—
Cash flow from time-charter contracts net of revenue accounted for as direct finance lease	7,462	2,707	6,876	2,495
Amortization of in-process revenue contracts and other	(4,225)	(2,146)	(6,200)	(3,221)

Cash flow from vessel operations of equity accounted vessels(3)	126,531	57,650	96,598	42,253

(1)	The Company’s proportionate share of its equity accounted vessels and other investments ranges from 13 percent to 52 percent.
(2)	The Company’s proportionate share of its equity accounted vessels and other investments ranges from 33 percent to 52 percent.
(3)	CFVO from equity accounted vessels represents the Company’s proportionate share of CFVO from its equity accounted vessels and other investments.

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TEEKAY CORPORATION

APPENDIX E – RECONCILIATION OF NON-GAAP MEASURES

CASH FLOW FROM VESSEL OPERATIONS – TEEKAY PARENT

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of Teekay Parent cash flow from vessel operations for the three months ended December 31, 2013, September 30, 2013, June 30, 2013, and March 31, 2013. CFVO, a non-GAAP financial measure, represents income from vessel operations before depreciation and amortization expense, amortization of in-process revenue contracts, vessel write-downs, gains or losses on the sale of vessels and unrealized gains or losses relating to derivatives, but includes realized gains or losses on the settlement of foreign exchange forward contracts. CFVO is included because certain investors use this data to measure a company’s financial performance. CFVO is not required by GAAP and should not be considered as an alternative to net income or any other indicator of the Company’s performance required by GAAP.

	Three Months Ended December 31, 2013
	(unaudited)
	Owned Conventional Tankers	In-chartered Conventional Tankers	FPSOs	Other	Teekay Parent Total
Teekay Parent (loss) income from vessel operations	(93,160)	(9,292)	(15,452)	6,171	(111,733)
Depreciation and amortization	2,602	—	18,995	(475)	21,140
Asset impairments and provisions (recoveries)	90,813	—	2,634	(8,713)	84,734
Gain on sale of vessel	—	—	—	40	40
Amortization of in process revenue contracts and other	—	—	(10,691)	—	(10,691)
Realized losses from the settlements of non-designated foreign exchange forward contracts	(23)	—	(418)	—	(441)

Cash flow from vessel operations—Teekay Parent	232	(9,292)	(4,932)	(2,959)	(16,951)

	Three Months Ended September 30, 2013
	(unaudited)
	Owned Conventional Tankers	In-chartered Conventional Tankers	FPSOs	Other	Teekay Parent Total
Teekay Parent loss from vessel operations	(1,634)	(8,672)	(32,692)	(1,172)	(44,170)
Depreciation and amortization	2,582	—	19,670	(1,433)	20,819
Loss provision	—	—	—	1,141	1,141
Gain on sale of vessel	—	—	—	(161)	(161)
Amortization of in process revenue contracts and other	—	—	(10,708)	—	(10,708)
Unrealized losses from the change in fair value of designated foreign exchange forward contracts	19	—	—	—	19
Realized losses from the settlements of non-designated foreign exchange forward contracts	(84)	—	(484)	(903)	(1,471)

Cash flow from vessel operations—Teekay Parent	883	(8,672)	(24,214)	(2,528)	(34,531)

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	Three Months Ended June 30, 2013
	(unaudited)
	Owned Conventional Tankers	In-chartered Conventional Tankers	FPSOs	Other	Teekay Parent Total
Teekay Parent (loss) income from vessel operations	(2,922)	(18,203)	(21,883)	2,883	(40,125)
Depreciation and amortization	2,582	(233)	20,646	(965)	22,030
Asset impairments/net (gain) on vessel sales	—	—	(1,337)	(5,255)	(6,592)
Amortization of in process revenue contracts and other	—	—	(11,184)	—	(11,184)
Unrealized (gains) losses from the change in fair value of designated foreign exchange forward contracts	38	—	—	—	38
Realized (losses) gains from the settlements of non-designated foreign exchange forward contracts	(78)	—	(150)	—	(228)
Dropdown predecessor cash flow	—	—	501	—	501

Cash flow from vessel operations—Teekay Parent	(380)	(18,436)	(13,407)	(3,337)	(35,560)

	Three Months Ended March 31, 2013
	(unaudited)
	Owned Conventional Tankers	In-chartered Conventional Tankers	FPSOs	Other	Teekay Parent Total
Teekay Parent (loss) income from vessel operations	(2,547)	(8,528)	1,446	(7,557)	(17,186)
Depreciation and amortization	2,582	(233)	19,335	(546)	21,138
Asset impairments/net (gain) loss on vessel sales	—	(11,247)	—	3,126	(8,121)
Amortization of in process revenue contracts and other	—	—	(15,300)	—	(15,300)
Unrealized losses from the change in fair value of designated foreign exchange forward contracts	15	—	—	—	15
Realized gains from the settlements of non-designated foreign exchange forward contracts	49	—	19	—	68

Cash flow from vessel operations—Teekay Parent	99	(20,008)	5,500	(4,977)	(19,386)

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TEEKAY CORPORATION

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

NET REVENUES

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of net revenues for the three months and year ended March 31, 2014 and March 31, 2013. Net revenues represents revenues less voyage expenses, which comprise all expenses relating to certain voyages, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Net revenues is included because certain investors use this data to measure the financial performance of shipping companies. Net revenues is not required by GAAP and should not be considered as an alternative to revenues or any other indicator of the Company’s performance required by GAAP.

	Three Months Ended March 31, 2014
	Teekay Offshore Partners LP	Teekay LNG Partners LP	Teekay Tankers Ltd.	Teekay Parent	Consolidation Adjustments	Teekay Corporation Consolidated
Revenues	259,234	101,490	61,759	112,505	(28,494)	506,494
Voyage expense	(33,454)	(1,333)	(1,439)	(756)	1,970	(35,012)

Net revenues	225,780	100,157	60,320	111,749	(26,524)	471,482

	Three Months Ended March 31, 2013
	Teekay Offshore Partners LP (1)	Teekay LNG Partners LP	Teekay Tankers Ltd.	Teekay Parent	Consolidation Adjustments	Teekay Corporation Consolidated
Revenues	224,422	97,107	44,953	123,960	(39,405)	451,037
Voyage expense	(23,226)	(391)	(2,913)	(1,742)	1,957	(26,315)

Net revenues	201,196	96,716	42,040	122,218	(37,448)	424,722

(1)	The results of Teekay Offshore include the results from both continuing and discontinued operations.

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TEEKAY CORPORATION

APPENDIX E – RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

NET INTEREST EXPENSE – TEEKAY PARENT

(in thousands of U.S. dollars)

(unaudited)

Set forth below is an unaudited calculation of Teekay Parent net interest expense for the three months ended March 31, 2014, December 31, 2013, September 30, 2013, June 30, 2013, and March 31, 2013. Net interest expense is a non-GAAP financial measure that includes realized gains and losses on interest rate swaps. Net interest expense is not required by GAAP and should not be considered as an alternative to interest expense or any other indicator of the Company’s performance required by GAAP.

	Three Months Ended
	March 31,	December 31,	September 30,	June 30,	March 31,
	2014	2013	2013	2013	2013
Interest expense	(49,333)	(48,382)	(45,817)	(44,687)	(42,510)
Interest income	1,783	5,129	1,543	2,018	1,018

Net interest expense—consolidated	(47,550)	(43,253)	(44,274)	(42,669)	(41,492)
Less:
Non-Teekay Parent net interest expense	(35,135)	(35,130)	(31,604)	(29,540)	(26,725)

Interest expense net of interest income—Teekay Parent	(12,415)	(8,123)	(12,670)	(13,129)	(14,767)
Add:
Teekay Parent realized losses on interest rate swaps (1)	(3,736)	(3,916)	(3,906)	(3,888)	(3,807)

Net interest expense—Teekay Parent	(16,151)	(12,039)	(16,576)	(17,017)	(18,574)

(1)	Realized losses on interest rate swaps for the three months ended March 31, 2014 excludes a realized gain on the termination of a swap agreement. Realized losses on interest rate swaps for the three months ended June 30, 2013 excludes a realized loss on the termination of a swap agreement prior to the acquisition of the Voyageur FPSO unit in May 2013.

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FORWARD LOOKING STATEMENTS

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements regarding: Teekay Parent’s strategic objective of having our ships and offshore units owned at the daughter company level and creating value primarily by increasing cash flows generated by its publicly-traded daughter entities; the estimated cost and timing of delivery of newbuildings and converted vessels and the commencement of associated time-charter contracts; Teekay Offshore’s potential acquisition of Logitel, including the timing of finalizing the transaction and the effect on the value of Teekay Parent’s general partnership interest; securing employment for Logitel’s second FAU newbuilding; the ability of Teekay Offshore to obtain financing for the FAU newbuildings; the timing and certainty of Teekay Parent’s FPSOs becoming eligible for dropdown to Teekay Offshore under the omnibus agreement, including the effect on Teekay Offshore’s growth and Teekay Parent’s general partnership ownership and net debt; the timing of the Petrojarl Banff FPSO completing field installation and recommencing its charter contract, including the effect on Teekay Parent’s cash flow; the potential for Teekay LNG, through a new 50/50 joint venture with a China-based LNG shipping company, to provide six icebreaker LNG carriers for the Yamal LNG project, including the effect on the value of Teekay Parent’s general partnership interest, and the actual magnitude of such project, if completed; TIL’s acquisition of four vessels and the ability of TIL to secure additional future tanker acquisitions; Teekay Tankers completing the acquisition of an ownership interest in Teekay Operations; the potential upside to Teekay Parent from an expected tanker market recovery; and the timing of amount of future capital expenditure commitments for Teekay Parent, Teekay LNG and Teekay Offshore. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: changes in production of or demand for oil, petroleum products, LNG and LPG, either generally or in particular regions; greater or less than anticipated levels of tanker newbuilding orders or greater or less than anticipated rates of tanker scrapping; changes in trading patterns significantly affecting overall vessel tonnage requirements; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations; changes in the typical seasonal variations in tanker charter rates; changes in the offshore production of oil or demand for shuttle tankers, FSOs and FPSOs; decreases in oil production by or increased operating expenses for FPSO units; trends in prevailing charter rates for shuttle tanker and FPSO contract renewals; the potential for early termination of long-term contracts and inability of the Company to renew or replace long-term contracts or complete existing contract negotiations; failure by Teekay Offshore to complete the acquisition of Logitel; failure by Teekay Offshore to secure financing on the two FAU newbuildings and secure a charter contract for the second FAU newbuilding; failure by Teekay LNG to secure financing for newbuildings; potential failure of the Yamal LNG Project to be completed for any reason, including due to lack of funding as a result of existing or future sanctions against Russia and Russian entities and individuals, which may affect partners in the project; potential inability of the Partnership’s joint venture to negotiate acceptable terms and documentation relating to its proposed participation in the Yamal LNG Project; failure by Teekay LNG to secure the required contracts for the Yamal LNG project for six icebreaker LNG carriers; potential delays or cancellation of the Yamal LNG project; shipyard construction or vessel conversion delays and cost overruns; delays in commencement of operations of FPSO and FSO units at designated fields; changes in the Company’s expenses; the Company’s future capital expenditure requirements and the inability to secure financing for such requirements; the inability of the Company to complete vessel sale transactions to its publicly-traded subsidiaries or to third parties; potential delays in the construction of the Knarr FPSO and/or commencement of operations under its charter contract; potential delays in installing the Petrojarl Banff FPSO and/or recommencement of operations under its charter contract; conditions in the capital markets; failure of TIL to complete its anticipated vessel acquisitions and/or to enter into a new credit facility; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2013. The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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